Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157619

Prospectus Supplement dated October 3, 2011

(To Prospectus dated February 27, 2009)

Spectra Energy Corp

To Persons Eligible to Participate in Spectra Energy Corp’s Stock Purchase and Dividend Reinvestment Plan,

This is a prospectus supplement to the Prospectus dated February 27, 2009 (the “Prospectus”), which relates to Spectra Energy Corp’s Stock Purchase and Dividend Reinvestment Plan (the “Plan”).

Change of Agent

Spectra Energy Corp (“Spectra Energy”) appointed Broadridge Corporate Issuer Solutions, Inc. as its new Transfer Agent, Registrar, and Administrator of the Plan (the “Agent”), effective October 1, 2011. Broadridge Corporate Issuer Solutions, Inc. replaces BNY Mellon Shareowner Services as Agent of the Plan. As a result, all references in the Prospectus to BNY Mellon Shareowner Services are changed to Broadridge Corporate Issuer Solutions, Inc. Contact information for the new Agent is included below.

Inquiries about the Plan or your participation in the Plan

For information about the Plan, your participation in the Plan or shares in your account, you can contact the Agent in any of the following ways:

By telephone

(855) 2-SPECTRA (to be used by Participants inside as well as outside of the United States).

Customer service representatives are available from 7:00 A.M. to 7:00 P.M. Eastern Time, Monday through Friday.

The interactive voice response is available 24 hours a day, 7 days per week.

By Internet

For Plan Prospectus, enrollment, requests to sell, other inquiries or forms or requests to initiate certain account transactions: www.shareholder.broadridge.com/spectra

As a new account holder you will be receiving a Welcome Letter and a separate PIN Letter from Broadridge Corporate Issuer Solutions, Inc. Within the Welcome Letter will be your account number, and your PIN number will be mailed separately (for security reasons). You will need your account number and PIN to access your account online so please make note of these for future reference.

By mail	For inquiries regarding the Plan, including optional investments, sales, transfers, deposits or withdrawals:

Please be sure to include Spectra Energy and your account number	Broadridge Corporate Issuer Solutions, Inc. 1717 Arch St., Suite 1300 Philadelphia, PA 19103	or	For Certified/Overnight Mail Broadridge Corporate Issuer Solutions, Inc. 1717 Arch St., Suite 1300 Philadelphia, PA 19103

For questions regarding these changes or any other matters relating to the Plan or your account, please contact the Agent at the address or telephone number listed above.

This document constitutes part of your Prospectus for the Plan and we suggest that you retain it for future reference.